HOLLINGER INC. TO NOMINATE TWO DIRECTORS TO HOLLINGER INTERNATIONAL BOARD

TORONTO, Ontario, January 18, 2006 -- Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced today that it intends to nominate two directors to the Board of Hollinger International Inc. at that company’s annual meeting on January 24, 2006.

Hollinger owns a 17.4% equity interest and 66.8% voting interest in Hollinger International and is that company’s largest shareholder. It will nominate two of its own directors, Randall Benson and Stanley Beck, to the Board of Hollinger International.

The Board of Hollinger Inc. took office in mid 2005 pursuant to an order by Mr. Justice Campbell of the Ontario Superior Court. The Board of Hollinger Inc. believes it has a fiduciary duty to its shareholders to ensure they are represented on the Board of Hollinger International which is Hollinger’s primary asset. It is seeking representation proportional to its equity interest.

Hollinger Inc. has learned via a news release that the Board of Hollinger International has unanimously determined not to endorse Hollinger’s nominees to its Board. Unless reversed, this refusal by the International Board to endorse the nominees of its largest shareholder will trigger the appointment of the Special Monitor of Hollinger International.

In announcing its refusal to endorse Hollinger’s nominees, the Hollinger International Board cited apparent conflicts of interest between the two companies. Hollinger does not believe these present a credible impediment to its having appropriate representation on the Board of Hollinger International.

“As a significant shareholder, our interest is in having greater visibility on the business of International and ensuring that the company is being effectively managed and governed in order to maximize value for all shareholders of International.” said Mr. Benson. “Litigation, and other conflicts between Inc. and International, represent only a small portion of what a director would - or should - deal with. The primary focus should be on the success of International’s business. We believe that this is a very manageable situation and have indicated that we will comply with our legal and fiduciary responsibilities where any issues of potential conflict are being considered. Overall, we believe our interests are aligned with the other shareholders of Hollinger International.”

Hollinger Inc. fully supports the decision of the Hollinger International Board to increase the number of directors from seven to nine.

Mr. Benson joined the Board of Hollinger and was named Chief Restructuring Officer of the Company in July 2005. He was most recently interim Chief Executive Officer and special advisor to the Board of CFM Corporation. Prior to the that he was Chief Restructuring Officer of Ivaco Inc., a major Canadian steel company, and Senior Vice President and Chief Financial Officer of Call-Net Enterprises Inc., which owned Sprint Canada.

Mr. Beck is a former Chairman of the Ontario Securities Commission and former Dean of Osgoode Hall Law School. He became a director of Hollinger in July 2005 and serves on the boards of a number of other Canadian public companies. He is a graduate of the University of British Columbia and its law school and holds an LL.M. from Yale University.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, and a portfolio of news media investments. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com